April 15, 2013

VIA EDGAR

Suzanne Hayes, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:    TFS Financial Corporation
File No. 001-33390
Form 10-K for the Fiscal Year ended September 30, 2012
Definitive Proxy Statement filed January 7, 2013

Dear Ms. Hayes:

As requested during a telephone conference call conducted on April 3, 2013 (the “Call”), by and between representatives of the Securities and Exchange Commission (the “SEC”) and TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”), and in accordance with the April 10, 2013 additional comment letter from the SEC, we have prepared the following supplement to our original March 20, 2013 letter of response to the March 7, 2013 comment letter from the SEC (the “Letter”) with respect to the filings referenced above (the “Filings”).

Our response supplement is limited to only certain comments that were specifically addressed during the Call or in the April 10, 2013 letter, as set forth below. For the convenience of the SEC Staff, we have repeated the original comment, along with our original response, followed by our response supplement, in the order and according to the numbers originally assigned in the Letter.

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Form10-K for the Fiscal Year Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 61

SEC Comment No. 1 -
“We note your disclosure starting on page 62 that in the fiscal quarter ended March 31, 2012 you reclassified first mortgage loans with a recorded investment of $245.9 million from loans held for

Securities and Exchange Commission
April 15, 2013

investment to loans held for sale. We further note your disclosure that during the fiscal quarter ended September 30, 2012 you reclassified $104.7 million of the above-mentioned loans back to loans held for investment. Please revise your future filings to clearly disclose your policy for reclassifying loans between held for investment and held for sale categories including the specific criteria that need to be present to trigger reclassification.”

Original TFS Financial Corporation Response - Future filings will be revised to clearly disclose our policy for reclassifying loans between the held for investment and held for sale categories. A draft of that disclosure follows:
Currently, the Association originates the vast majority of its loans for portfolio purposes and since it has the intent and the ability to hold them until maturity or into the foreseeable future, classifies them as loans held for Investment. The current origination exceptions are loans originated under Fannie Mae's HARP II (Home Affordable Refinance Program) or DURP (Desktop Underwriter Refi Plus) initiatives. Those loans are classified at origination as loans held for sale, are carried at the lower of cost or fair value and remain in that category until sold. As opportunities arise to strategically improve our interest rate risk position, we periodically consider offering for sale a select group of our first mortgage, held for investment loans. We reclassify held for investment loans as held for sale when an investment banking representative has been engaged to actively offer the loans for sale for a set period of time and we believe it is probable that such loans will be sold. If the set period of time has elapsed and we believe it is not probable that such loans will be sold or if specific loans are subsequently excluded from the sale discussions, those specific loans will be returned to the held for investment classification to properly reflect the Association's intentions. Reclassifications of loans are made at the lower of cost or fair value on the date of transfer.

Supplement to TFS Financial Corporation Response - As discussed during the Call, future filings will be revised to clearly disclose our policy for reclassifying loans between the held for investment and held for sale categories. A draft of that disclosure, with changes marked from our original response, follows:
Currently, the Association originates the vast majority of its loans for portfolio purposes and since it has the intent and the ability to hold them until maturity or into the foreseeable future, classifies them as loans held for Investment. The current origination exceptions are loans originated under Fannie Mae's HARP II (Home Affordable Refinance Program) or DURP (Desktop Underwriter Refi Plus) initiatives. Those loans are classified at origination as loans held for sale, are carried at the lower of cost or fair value and remain in that category until sold. As opportunities arise to strategically improve our interest rate risk position, we periodically consider offering for sale a select group of our first mortgage, held for investment loans. We reclassify held for investment loans as held for sale when we have engaged and instructed an investment banking representative ~~has been engaged~~ to actively offer the loans for sale for a set period of time ~~and we believe it is probable that such loans will be sold~~. If the set period of time has elapsed ~~and we believe it is not probable that such loans will be sold~~ or if specific loans are subsequently excluded from the sale discussions, and it is our intent and we have the ability to hold such loans until maturity or into the foreseeable future, then those specific loans will be returned to the held for investment classification ~~to properly reflect the Association's intentions~~. Reclassifications of loans are made at the lower of cost or fair value on the date of transfer.

Securities and Exchange Commission
April 15, 2013

Definitive Proxy Statement filed January 7, 2013

Executive Compensation, page 12

Long-Term Incentives, page 21

SEC Comment No. 5 -
"Please provide a detailed narrative discussing how the actual number of stock options and restricted stock units awarded, as disclosed in the chart on page 22, were determined, including what performance was considered by the Committee."

Original TFS Financial Corporation Response - In the first quarter of fiscal year 2012, the Compensation Committee, with advice from the Compensation Consultant, awarded equity grants to each named executive officer following a year (2011) in which no equity grant was made. As noted above under the “Compensation Setting Process” section, the Committee takes a long-term view in designing a compensation program that it believes is in the best interests of shareholders. The Committee considers the Company's financial performance, industry conditions, and the state of the local and national economy as well as the compensation required to attract and retain superior executives. The executive's performance on short-, intermediate, and long-term goals of the Company plays a role in determining equity participation and award sizes, but the Committee does not have fixed quantitative thresholds in determining awards. Finally, historical grants have a significant influence in determining current award sizes. As such, the Committee chose to grant awards in fiscal 2012 that were consistent in size (as measured by their grant date fair value) and mix between options and restricted stock units, as in the most recent award in fiscal 2010.  All named executive officers received similar sized awards as in 2010 with the exception of Ms. Weil who received the same size and mix of equity awards as all of the named executive officers other than the CEO. Future filings will include similar disclosures as appropriate.

SEC April 10, 2013 Additional Comment No. 5 -
“We note your response to our prior comment 5. Please confirm that in future filings you will describe the “short-, intermediate-, and long-term goals of the Company” which played a role in determining equity participation and award sizes, as well as how each NEO individually contributed to the accomplishment of each goal, if considered by the Compensation Committee in making long-term incentive award determinations.”

Supplement to TFS Financial Corporation Response - As requested in the April 10, 2013 letter, we confirm that in future filings we will describe the short-, intermediate-, and long-term goals of the Company which played a role in determining equity participation and award sizes, as well as how each NEO individually contributed to the accomplishment of each goal, if considered by the Compensation Committee in making long-term incentive award determinations.

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Securities and Exchange Commission
April 15, 2013

The Company continues to acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5325.

Sincerely,

/s/ Paul J. Huml
________________________________________________________________________________________________
Paul J. Huml, Chief Accounting Officer